UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                              Xcyte Therapies, Inc.
                                (Name of Issuer)

                    Common stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    98389F309
                                 (CUSIP Number)

                                October 29, 2004
             (Date of event which requires filing of this statement)




Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[ ]      Rule     13d-1(b)
[X]      Rule     13d-1(c)
[ ]      Rule     13d-1(d)










__________________
         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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



CUSIP No. 98389F309

    (1)      NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Highbridge Capital Corporation
--------------------------------------------------------------------------------
    (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                   (a)  [X]
                                                                   (b)  [ ]
--------------------------------------------------------------------------------
    (3)      SEC USE ONLY

--------------------------------------------------------------------------------
    (4)      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands, British West Indies
--------------------------------------------------------------------------------

NUMBER OF    (5)     SOLE VOTING POWER
                     -0-
SHARES       -------------------------------------------------------------------
             (6)     SHARED VOTING POWER
BENEFICIALLY
                     6% Convertible Exchangeable Preferred Stock
OWNED BY             (convertible into 1,842,545 shares of Common Stock).
                     See Item 4(a).
EACH         -------------------------------------------------------------------
             (7)     SOLE DISPOSITIVE POWER
REPORTING            -0-
             -------------------------------------------------------------------
PERSON WITH  (8)     SHARED DISPOSITIVE POWER
                     See Row 6 above.
--------------------------------------------------------------------------------
    (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             See Row 6 above.
--------------------------------------------------------------------------------
    (10)     CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                        [ ]
--------------------------------------------------------------------------------
    (11)     PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             11.05% (See Item 4(b)).
--------------------------------------------------------------------------------
    (12)     TYPE OF REPORTING PERSON
             BD - Broker Dealer

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



CUSIP No. 98389F309

    (1)      NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Highbridge International LLC
--------------------------------------------------------------------------------
    (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                   (a)  [X]
                                                                   (b)  [ ]
--------------------------------------------------------------------------------
    (3)      SEC USE ONLY

--------------------------------------------------------------------------------
    (4)      CITIZENSHIP OR PLACE OF ORGANIZATION

             Cayman Islands, British West Indies
--------------------------------------------------------------------------------

NUMBER OF    (5)     SOLE VOTING POWER
                     -0-
SHARES       -------------------------------------------------------------------
             (6)     SHARED VOTING POWER
BENEFICIALLY
                     6% Convertible Exchangeable Preferred Stock
OWNED BY             (convertible into 1,842,545 shares of Common Stock).
                     See Item 4(a).
EACH         -------------------------------------------------------------------
             (7)     SOLE DISPOSITIVE POWER
REPORTING            -0-
             -------------------------------------------------------------------
PERSON WITH  (8)     SHARED DISPOSITIVE POWER
                     See Row 6 above.
--------------------------------------------------------------------------------
    (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             See Row 6 above.
--------------------------------------------------------------------------------
    (10)     CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                        [ ]
--------------------------------------------------------------------------------
    (11)     PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             11.05% (See Item 4(b)).
--------------------------------------------------------------------------------
    (12)     TYPE OF REPORTING PERSON
             OO- Limited Liability Company

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CUSIP No. 98389F309

    (1)      NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Highbridge Capital Management, LLC
--------------------------------------------------------------------------------
    (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                   (a)  [X]
                                                                   (b)  [ ]
--------------------------------------------------------------------------------
    (3)      SEC USE ONLY

--------------------------------------------------------------------------------
    (4)      CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
--------------------------------------------------------------------------------

NUMBER OF    (5)     SOLE VOTING POWER
                     -0-
SHARES       -------------------------------------------------------------------
             (6)     SHARED VOTING POWER
BENEFICIALLY
                     6% Convertible Exchangeable Preferred Stock
OWNED BY             (convertible into 1,842,545 shares of Common Stock).
                     See Item 4(a).
EACH         -------------------------------------------------------------------
             (7)     SOLE DISPOSITIVE POWER
REPORTING            -0-
             -------------------------------------------------------------------
PERSON WITH  (8)     SHARED DISPOSITIVE POWER
                     See Row 6 above.
--------------------------------------------------------------------------------
    (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             See Row 6 above.
--------------------------------------------------------------------------------
    (10)     CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                        [ ]
--------------------------------------------------------------------------------
    (11)     PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             11.05% (See Item 4(b)).
--------------------------------------------------------------------------------
    (12)     TYPE OF REPORTING PERSON
             00-Limited Liability Company

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



CUSIP No. 98389F309

    (1)      NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Glenn Dubin
--------------------------------------------------------------------------------
    (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                   (a)  [X]
                                                                   (b)  [ ]
--------------------------------------------------------------------------------
    (3)      SEC USE ONLY

--------------------------------------------------------------------------------
    (4)      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------

NUMBER OF    (5)     SOLE VOTING POWER
                     -0-
SHARES       -------------------------------------------------------------------
             (6)     SHARED VOTING POWER
BENEFICIALLY
                     6% Convertible Exchangeable Preferred Stock
OWNED BY             (convertible into 1,842,545 shares of Common Stock).
                     See Item 4(a).
EACH         -------------------------------------------------------------------
             (7)     SOLE DISPOSITIVE POWER
REPORTING            -0-
             -------------------------------------------------------------------
PERSON WITH  (8)     SHARED DISPOSITIVE POWER
                     See Row 6 above.
--------------------------------------------------------------------------------
    (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             See Row 6 above.
--------------------------------------------------------------------------------
    (10)     CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                        [ ]
--------------------------------------------------------------------------------
    (11)     PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             11.05% (See Item 4(b)).
--------------------------------------------------------------------------------
    (12)     TYPE OF REPORTING PERSON
             IN

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



CUSIP No. 98389F309

    (1)      NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Henry Swieca
--------------------------------------------------------------------------------
    (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                   (a)  [X]
                                                                   (b)  [ ]
--------------------------------------------------------------------------------
    (3)      SEC USE ONLY

--------------------------------------------------------------------------------
    (4)      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------

NUMBER OF    (5)     SOLE VOTING POWER
                     -0-
SHARES       -------------------------------------------------------------------
             (6)     SHARED VOTING POWER
BENEFICIALLY
                     6% Convertible Exchangeable Preferred Stock
OWNED BY             (convertible into 1,842,545 shares of Common Stock).
                     See Item 4(a).
EACH         -------------------------------------------------------------------
             (7)     SOLE DISPOSITIVE POWER
REPORTING            -0-
             -------------------------------------------------------------------
PERSON WITH  (8)     SHARED DISPOSITIVE POWER
                     See Row 6 above.
--------------------------------------------------------------------------------
    (9)      AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             See Row 6 above.
--------------------------------------------------------------------------------
    (10)     CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                        [ ]
--------------------------------------------------------------------------------
    (11)     PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             11.05% (See Item 4(b)).
--------------------------------------------------------------------------------
    (12)     TYPE OF REPORTING PERSON
             IN

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Item 1.

(a)      Name of Issuer

              Xcyte Therapies, Inc., a Delaware corporation (the "Issuer")

(b)      Address of Issuer's Principal Executive offices:

              1124 Columbia Street, Suite 130
              Seattle, Washington 98104

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business office
Item 2(c).  Citizenship

Highbridge Capital Corporation
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
George Town, Grand Cayman
Cayman Islands, British West Indies
Citizenship:    Cayman Islands, British West Indies

Highbridge International LLC
The Cayman Corporate Centre, 4th Floor
27 Hospital Road
George Town, Grand Cayman
Cayman Islands, British West Indies
Citizenship:    Cayman Islands, British West Indies

Highbridge Capital Management, LLC
9 West 57th Street, 27th Floor
New York, New York 10019
Citizenship:    State of Delaware

Glenn Dubin
c/o Highbridge Capital Management, LLC
9 West 57th Street, 27th Floor
New York, New York 10019
Citizenship:    United States

Henry Swieca
c/o Highbridge Capital Management, LLC
9 West 57th Street, 27th Floor
New York, New York 10019
Citizenship:    United States

(d)      Title of Class of Securities
               Common stock, par value $0.001 per share ("Common Stock")

(e)      CUSIP Number 98389F309

Item 3. if this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)    [ ]   Broker or dealer registered under Section 15 of the Act
             (15 U.S.C. 78o).



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


(b)    [ ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)    [ ]   Insurance company as defined in Section 3(a)(19) of the Act
             (15 U.S.C. 78c).

(d)    [ ]   Investment company registered under Section 8 of the Investment
             Company Act of 1940 (15 U.S.C. 80a-8).

(e)    [ ]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)    [ ]   An employee benefit plan or endowment fund in accordance with
             Rule 13d-1(b)(1)(ii)(F);

(g)    [ ]   A parent holding company or control person in accordance with
             Rule 13d-1(b)(1)(ii)(G);

(h)    [ ]   A savings association as defined in Section 3(b) of the Federal
             Deposit Insurance Act (12 U.S.C. 1813);

(i)    [ ]   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4.  Ownership

(a)      Amount Beneficially Owned
         As of the date hereof, each Reporting Person may be deemed the beneficial owner of 1,842,545 shares of Common Stock issuable to Highbridge International LLC upon conversion of 433,000 shares of 6% Convertible Exchangeable Preferred Stock based on an initial conversion price of $2.35. /1/

         /1/    Highbridge Capital Management, LLC is the trading manager of
         Highbridge International LLC and Highbridge Capital Corporation. Glenn Dubin is a Managing Partner of Highbridge Capital Management, LLC. Henry Swieca is a Managing Partner of Highbridge Capital Management, LLC. Highbridge International LLC is a wholly-owned subsidiary of Highbridge Capital Corporation, a broker/dealer. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(b)      Percent of Class

         Approximately 11.05% as of the date of this Statement. (Based on the Issuer's 424B3 Prospectus filed on November 1, 2004, there were 14,826,970 shares of Common Stock issued and outstanding after the offering of 2,600,000 shares of 6% Convertible Exchangeable Preferred Stock. In addition, 1,842,545 shares of Common Stock are issuable to Highbridge International LLC upon conversion of the 6% Convertible Exchangeable Preferred Stock described in Item 4(a) above.)

(c)      Number of shares as to which such person has:
         (i)    sole power to vote or to direct the vote
                0
         (ii)   shared power to vote or to direct the vote
                See Item 4(a) above.
         (iii)  sole power to dispose or to direct the disposition of
                0



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


         (iv) shared power to dispose or to direct the disposition of See item (a) above.

Item 5.  Ownership of Five Percent or Less of a Class

         Inapplicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         See Item 2 above.

Item 8.  Identification and classification of Members of the Group

         Inapplicable

Item 9.  Notice of Dissolution of Group

         Inapplicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 8th day of November, 2004

Highbridge International LLC

By:      /s/ Howard Feitelberg
         ----------------------------------------
         Howard Feitelberg, Director

Highbridge Capital Corporation

By:      /s/ Howard Feitelberg
         ----------------------------------------
         Howard Feitelberg, Controller

Highbridge Capital Management, LLC

By:      /s/ Ronald S. Resnick
         ----------------------------------------
         Ronald S. Resnick, Managing Director

/s/ Glenn Dubin
----------------------------------
GLENN DUBIN

/s/ Henry Swieca
----------------------------------
HENRY SWIECA



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                                  Exhibit Index

Exhibit                    Description

  1                        Joint Filing Agreement




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                                    Exhibit 1

                             JOINT FILING AGREEMENT

           In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on schedule 13G filed on November 8, 2004 (including amendments thereto) with respect to the common stock of Xcyte Therapies, Inc.

This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:   November 8, 2004

Highbridge International LLC

By:      /s/ Howard Feitelberg
         ----------------------------------------
         Howard Feitelberg, Director

Highbridge Capital Corporation

By:      /s/ Howard Feitelberg
         ----------------------------------------
         Howard Feitelberg, Controller

Highbridge Capital Management, LLC

By:      /s/ Ronald S. Resnick
         ----------------------------------------
         Ronald S. Resnick, Managing Director

/s/ Glenn Dubin
----------------------------------
GLENN DUBIN

/s/ Henry Swieca
----------------------------------
HENRY SWIECA



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